CONVERTIBLE PROMISSORY NOTE PURCHASE AGREEMENT

THIS CONVERTIBLE PROMISSORY NOTE PURCHASE AGREEMENT (this "**Agreement**"), is made as of [EFFECTIVE DATE] by and among **3C BIO, Inc.**, a Delaware corporation (the "**Company**"), and the investors who become party hereto from time to time upon execution of a counterpart signature page (the "**Purchaser Signature Page**") in substantially the form attached hereto as Exhibit A (each a "**Purchaser**" and collectively, the "**Purchasers**").

WHEREAS, at one or more Closings (as defined below), the Company desires to issue and sell to one or more Purchasers convertible promissory notes, each in substantially the form attached hereto as Exhibit B (each a "**Note**" and together with any other Note issued pursuant to this Agreement, and with any exchange or replacement thereof, the "**Notes**"), having an aggregate principal amount of up to two million US dollars ($2,000,000);

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained, the parties hereby agree as follows:

ARTICLE I
PURCHASE, SALE AND TERMS OF NOTES

1.   Sale and Issuance of the Notes. Subject to the terms and conditions of this Agreement, at each Closing, the Company agrees to issue and sell to each of the Purchasers, and, subject to and in reliance upon the representations, warranties, covenants, terms and conditions of this Agreement, each of the Purchasers, severally and not jointly, agrees to purchase, a Note in the principal amount set forth on the Purchaser Signature Page for such Purchaser for such Closing. The Company shall use the proceeds from the issuance and sale of the Notes for working capital and other general corporate purposes.

2.   Closing; Delivery. The purchase and sale of Notes shall take place at one or more closings (each, a "**Closing**") at such place and such times as the Company and the Purchasers purchasing Notes at such Closing shall agree; provided, however, that in no event shall the aggregate principal amount of the Notes issued and sold under this Agreement exceed two million US dollars ($2,000,000). At each Closing, the Company shall issue and deliver to each Purchaser purchasing a Note at such Closing such Purchaser's Note, and such Purchaser shall pay the Company the principal amount set forth on the Purchaser Signature Page for such Purchaser by making payments to Wefunder via check, wire transfer or credit card or by cancellation or conversion of indebtedness of the Company to Purchaser, or by any combination of such methods.

3.   No Usury. This Agreement and the Notes issued pursuant to the terms of this Agreement are hereby expressly limited so that in no event whatsoever, whether by reason of deferment or advancement of loan proceeds, acceleration of maturity of the loan evidenced hereby, or otherwise, shall the amount paid or agreed to be paid to the Purchasers hereunder for the loan, use, forbearance or detention of money exceed the maximum interest rate permitted by the laws of the State of New York. If at any time the performance of any provision hereof or the Notes involves a payment exceeding the limit of the price that may be validly charged for the loan, use, forbearance or detention of money under applicable law, then automatically and

retroactively, *ipso facto*, the agreed upon interest rate as set forth in the Notes shall be reduced to such limit, it being the specific intent of the Company and the Purchasers that all payments under this Agreement or the Notes are to be credited first to interest as permitted by law, but not in excess of (a) the agreed rate of interest set forth in the Notes, or (b) that permitted by law, whichever is the lesser, and the balance toward the reduction of principal. The provisions of this paragraph shall never be superseded or waived and shall control every other provision of this Agreement and the Notes.


ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE COMPANY


The Company represents and warrants to each Purchaser that the representations and warranties are true and correct as of the date hereof and, with respect to each Purchaser purchasing a Note at a Closing, as of such Closing, except as otherwise indicated:

1.   <u>Organization, Good Standing, Corporate Power and Qualification</u>. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as presently conducted and as proposed to be conducted and to carry out the transactions contemplated by this Agreement. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on the business or assets of the Company.

2.   <u>Capitalization</u>. As of the date hereof, the Company has a total authorized capitalization consisting of 20,000,000 shares of Common Stock, par value $0.000001 per share (the "**Common Stock**"), of which 10,490,044 shares are issued and outstanding. All the outstanding shares of capital stock of the Company have been duly authorized, are validly issued and are fully paid and non-assessable.

3.   <u>Subsidiaries</u>. The Company does not currently own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, limited liability company, association, or other business entity. The Company is not a participant in any joint venture, partnership or similar arrangement.

4.   <u>Authorization</u>. All corporate action required to be taken by the board of directors, officers, and stockholders of the Company for the execution and delivery of the Agreement and Notes, the performance of all obligations of the Company under the Agreement to be performed as of the Closing, and the issuance and delivery of the Notes has been taken or will be taken prior to the Closing. The Agreement and the Notes, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally or (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.


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5.   Validity. This Agreement has been duly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms. The Notes, when executed and delivered in accordance with this Agreement, will constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms.

6.   Governmental Approvals. Subject to the accuracy of the representations and warranties of the Purchasers set forth in ARTICLE III, no registration or filing with, or consent or approval of or other action by, any federal, state or other governmental agency or instrumentality is or will be necessary for the valid execution, delivery and performance by the Company of this Agreement or the issuance, sale and delivery of the Notes, other than filings pursuant to Regulation D of the Securities Act of 1933, as amended (the "**Securities Act**"), and state securities laws (all of which filings have been or will be made by the Company) in connection with the sale of the Notes, if any.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF PURCHASERS

At each Closing, each Purchaser purchasing a Note at such Closing, severally and not jointly, represents and warrants to the Company that:

1.   Authority. If such Purchaser is an entity, such Purchaser has full power and authority to enter into and perform this Agreement in accordance with its terms. This Agreement has been duly executed and delivered by the Purchaser and constitutes the legal, valid and binding obligation of such Purchaser, enforceable in accordance with its terms.

2.   Purchase for Investment. Such Purchaser is acquiring the Notes purchasable by it hereunder and the shares of capital stock of the Company issuable upon conversion thereof (collectively, the "**Securities**") for its own account, for investment and not for, with a view to, or in connection with, any distribution or public offering thereof within the meaning of the Securities Act.

3.   Unregistered Securities; Legend. Such Purchaser understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities law, by reason of their issuance in a transaction exempt from the registration requirements of the Securities Act and such laws, that the Securities must be held indefinitely unless they are subsequently registered under the Securities Act and such laws or a subsequent disposition thereof is exempt from registration, that the Securities shall bear a legend to such effect, and that appropriate transfer instructions may be issued. Such Purchaser further understands that such exemption depends upon, among other things, the bona fide nature of such Purchaser's investment intent expressed herein.

4.   Status of the Purchasers. If such Purchaser is an entity, such Purchaser has not been formed for the specific purpose of acquiring the Securities pursuant to this Agreement.

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5.   Knowledge and Experience; Economic Risk. Such Purchaser has sufficient knowledge and experience in business and financial matters and with respect to investment in securities of privately held companies similar to the Company in terms of the Company's stage of development so as to enable it to analyze and evaluate the merits and risks of the investment contemplated hereby and is capable of protecting its interest in connection with this transaction. Such Purchaser is able to bear the economic risk of such investment, including a complete loss of the investment.

6.   Access to Information. Such Purchaser acknowledges that such Purchaser and its representatives have made an investigation of the Company and its business as it deemed necessary and had the opportunity to ask questions and receive answers from officers and representatives of the Company concerning the transactions contemplated by this Agreement and obtain any additional information that is necessary to verify the accuracy of the information regarding the Company or otherwise desired in connection with its purchase of the Securities being acquired by it hereunder.

7.   Rule 144. Such Purchaser understands that the exemption from registration afforded by Rule 144 (the provisions of which are known to Purchaser) promulgated by the Securities and Exchange Commission under the Securities Act depends upon the satisfaction of various conditions and that such exemption is not currently available.

8.   Bad Actor. Such Purchaser represents that neither it nor any of its Rule 506(d) Related Parties is a "bad actor" within the meaning of Rule 506(d) promulgated under the Securities Act. For purposes of this Agreement, "**Rule 506(d) Related Parties**" shall mean a "beneficial owner" of the Purchaser's voting securities of the Company as provided under Rule 13d-3 under the Securities Exchange Act of 1934, of as amended.

ARTICLE IV
MISCELLANEOUS

1.   No Waiver; Cumulative Remedies. No failure or delay on the part of any party to this Agreement in exercising any right, power or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

2.   Amendments, Waivers and Consents. Any provision in this Agreement to the contrary notwithstanding), changes in or additions to this Agreement or the Notes may be made, and compliance with any covenant or provision herein or therein set forth may be omitted or waived, if the Company obtains consent thereto in writing from the Holders of a majority of the aggregate outstanding principal amount of the Notes (the "**Requisite Holders**").

3.   Addresses for Notices, etc. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be conclusively deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent,

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if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on their signature pages, or to such e-mail address, facsimile number or address as subsequently modified by written notice given in accordance with this ARTICLE IV, Section 3. If notice is given to the Company, a copy shall also be sent to Goodwin Procter LLP, The New York Times Building, 620 Eighth Avenue, New York, NY 10018, Attn: Kristopher Brown, Esq. and Daniel Goldberg, Esq.; which copy shall not constitute notice.

4.   Binding Effect; Assignment. Each Purchaser may assign its rights and obligations hereunder to an affiliate of such Purchaser. Such assignee shall be deemed a "Purchaser" for purposes of this Agreement; provided that such assignment of rights shall be contingent upon the assignor and assignee providing a written instrument to the Company notifying the Company of such assignment and the assignor agreeing in writing to be bound by the terms of this Agreement. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assignees any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

5.   Survival of Representations and Warranties. All representations and warranties made in this Agreement, the Notes or any other instrument or document delivered in connection herewith or therewith, shall survive the execution and delivery hereof or thereof.

6.   Entire Agreement. This Agreement, together with all exhibits hereto and the Notes, constitutes the entire agreement between the parties with respect to the subject matter contained herein and supersedes any other prior negotiations, correspondence, duties, obligations, understandings or agreements concerning the subject matter hereof.

7.   Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

8.   Governing Law. This Agreement and any controversy arising out of or relating to this Agreement shall be governed by and construed in accordance with the General Corporation Law of the State of Delaware as to matters of corporate law, and as to all other matters shall be governed by and construed in accordance with the internal laws of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

9.   Counterparts. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument, and any of the parties hereto may execute this Agreement by signing any such counterpart. This Agreement may be executed

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and delivered by facsimile, or by e-mail in portable document format (.pdf) and delivery of the signature page by such method will be deemed to have the same effect as if the original signature had been delivered to the other parties.

10. <u>Expenses</u>. Each party shall pay its own expenses in connection with the transactions contemplated by this Agreement.

11. <u>Further Assurances</u>. From and after the date of this Agreement, upon the request of the Purchasers or the Company, the Company and the Purchasers shall execute and deliver such instruments, documents or other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.

12. <u>Exculpation Among Purchasers</u>. Each Purchaser acknowledges that it is not relying upon any Person, other than the Company and its officers and directors in their capacities as such, in making its investment or decision to invest in the Company. Each Purchaser agrees that no other Purchaser nor the respective controlling persons, officers, directors, partners, agents, stockholders or employees of any other Purchaser shall be liable for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase and sale of the Notes.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have executed this Convertible Promissory Note Purchase Agreement on the day, month and year first above written.

COMPANY:

3C BIO, INC.

Founder Signature
_____

Name: [FOUNDER NAME]

Title: [FOUNDER TITLE]

Address for Notice:

111 N. Harbor Blvd.

San Pedro, California 90731

Email: mark@3cbio.com

Exhibit A

Purchaser Signature Page

By executing this page in the space provided, the undersigned investor hereby agrees (i) that it is a "Purchaser" as defined in the Convertible Promissory Note Purchase Agreement, dated as of [INVESTMENT DATE], by and among **3C Bio, Inc.**, a Delaware corporation and the Purchasers party thereto (the "**Purchase Agreement**"), (ii) that it is a party to the Purchase Agreement for all purposes, (iii) that it is bound by all terms and conditions of the Purchase Agreement, and (iv) that it is subscribing for a Note in the aggregate principal amount set forth below.

PURCHASER:

Investor Signature
_____

Name: [INVESTOR NAME]
_____

Title: [INVESTOR TITLE]
_____

Principal ($): $[AMOUNT]
_____

Exhibit B

THIS NOTE, AND THE SECURITIES ISSUABLE UPON CONVERSION OF THIS NOTE, HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**ACT**"), OR THE APPLICABLE SECURITIES LAWS OF ANY STATE, AND MAY NOT BE PLEDGED, SOLD, ASSIGNED OR OTHERWISE TRANSFERRED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION UNDER SUCH LAWS OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENT. INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL, IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER, TO THE EFFECT THAT SUCH PLEDGE, SALE, ASSIGNMENT OR TRANSFER IS EXEMPT FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND ALL APPLICABLE STATE SECURITIES LAWS.

3C BIO, INC.

Convertible Promissory Note

Amount: $[AMOUNT] Date: [INVESTMENT DATE]

For value received, **3C Bio, Inc.** (the "**Company**"), hereby promises to pay to the order of [INVESTOR NAME] (hereinafter together with his, her or its successors in title and assigns referred to as the "**Holder**"), on demand by the Requisite Holders (as defined below) on or after 09/30/2021 the "**Maturity Date**"), the principal sum of $[AMOUNT], together with interest thereon as set forth below (the "**Amount Due**"), unless earlier repaid or converted pursuant to the terms and conditions set forth below.

This Convertible Promissory Note (this "**Note**") is one in a series of convertible promissory notes (collectively, the "**Notes**") issued by the Company pursuant to that certain Convertible Promissory Note Purchase Agreement, dated as of [INVESTMENT DATE], by and among the Company and the parties thereto (the "**Purchase Agreement**"). As used in this and any other Notes, "**Requisite Holders**" shall mean the holders of a majority of the aggregate outstanding principal amount of this and such other Notes. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Purchase Agreement.

(a) Interest. This Note shall bear simple interest at an annual rate of five percent (5%). Interest shall be computed on the basis of a 360-day year for the actual number of days elapsed but in no event shall the rate of interest exceed the maximum rate, if any, allowable under applicable law. Interest shall accrue and not be payable until converted as provided in Section (c) hereof or paid in connection with repayment in full of the principal amount of this Note.

(b)   Amount Due.

b.1   Payments. Payment of principal and interest shall be made in immediately available funds in lawful currency of the United States of America at the offices of the Holder or at such other place as the Holder hereof shall have designated to the Company in writing. Payment shall be credited first to any costs, expenses or charges then payable to the Holder, then to accrued interest then due and payable, and then to principal.

b.2   Notes Pari Passu. Each of the Notes shall rank equally without preference or priority of any kind over one another, and all payments and recoveries payable on account of principal and interest on the Notes shall be paid and applied ratably and proportionately on the Amount Due on all outstanding Notes on the basis of their original principal amount.

b.3   Prepayment. This Note may not be prepaid without the written consent of the Requisite Holders. Any such approved prepayment must be made in accordance with Section b.2 above.

(c)   Conversion of the Notes.

c.1   Definitions. The Note shall be convertible according to the following terms:

"**Affiliate**" means, with respect to any specified Person, any other Person who or which, directly or indirectly, controls, or is controlled by, or is under common control with such specified Person. For purposes of this definition, "control," "controlled by" and "under common control with" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

"**Capped Conversion Price**" shall be calculated by dividing nine million US dollars ($9,000,000) by the fully diluted capitalization of the Company immediately prior to the conversion of the Notes (based on the total number of shares of common stock of the Company then outstanding, assuming the conversion of all outstanding options, warrants and other convertible securities, other than the Notes, and, in the case of a Qualified Financing, expressly excluding any shares reserved or authorized for future issuance under the Company's equity incentive plans as of immediately following the Qualified Financing).

"**Change of Control**" means the merger or consolidation of the Company into or with another Company (other than a wholly-owned subsidiary of the Company in a merger in which the Company is the surviving Company and the Certificate of Incorporation remains unchanged), the sale, lease, exclusive license, transfer or other disposition of all or substantially all of the assets or intellectual property of the Company (other than to a wholly-owned subsidiary of the Company), a transfer of more than fifty percent (50%) of the voting power of the Company, in a single transaction or series of related transactions and the closing of the initial public offering of the Company's Common Stock; provided, that a Qualified Financing or other equity financing shall not constitute a "Change of Control".

"**Equity Securities**" means the Common Stock or Preferred Stock issued upon conversion of the Note under this Section (c).

"**Qualified Financing**" means the first bona fide sale (or series of related sales) by the Company of its Preferred Stock to venture capital or other investment funds primarily for equity financing purposes after the date of the Purchase Agreement resulting in aggregate proceeds to the Company (excluding the Notes) of at least five million US dollars ($5,000,000).

"**Person**" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

"**Preferred Stock**" means the preferred stock, par value $0.000001 per share, of the Company (or any similar equity security to be issued in connection with the Qualified Financing) to be authorized immediately prior to the closing of the Qualified Financing.

c.2   Financing Conversion. Upon a Qualified Financing each outstanding Note shall be automatically converted into shares of the Preferred Stock issued in the Qualified Financing. The number of shares of Preferred Stock to be issued upon such conversion shall be equal to the quotient obtained by dividing (i) the Amount Due on the date of conversion by (ii) the lesser of (x) eighty percent (80%) of the per share price of the Preferred Stock sold in the Qualified Financing and (y) Capped Conversion Price. The Holder hereby agrees, as a condition to such conversion, to execute and become party to all agreements that the Company requests in connection with such Qualified Financing.

c.3   Change of Control. In the event of a Change of Control of the Company, at the closing of such Change of Control, in full satisfaction of the Company's obligations under this Note, (i) the Company will pay the Holder an amount equal to (x) the principal then outstanding under this Note and (y) the amount of accrued interest then outstanding under this Note immediately prior to the closing of such Change of Control, or, (ii) at the election of the Holder by delivery of notice to the Company, each outstanding Note shall be automatically converted into shares of Common Stock, which number of shares of Common Stock to be issued upon such conversion shall be equal to the quotient obtained by dividing (A) the Amount Due on the date of such Change of Control by the (B) Capped Conversion Price, and rounding down to the nearest whole number of shares.

c.4   Fractional Shares. No fractional shares of any of the Company's equity securities will be issued in connection with any conversion of this Note.

c.5   Certificate. As promptly as practicable after the conversion of this Note, the Company at its expense will issue and deliver to the Holder, upon surrender of the Note, a certificate or certificates for the number of full shares of Equity Securities issuable upon such conversion.

(d)   Demand; Default. This Note shall, at the election of the Requisite Holders (which shall not require notice or demand), become immediately due and payable upon the occurrence of any of the following events of default (individually, an "**Event of Default**" and collectively, "**Events of**

Default"):

      (a)   the liquidation, dissolution or insolvency of the Company, or the appointment of a receiver or custodian for the Company of all or substantially all of its property, if such appointment is not terminated or dismissed within thirty (30) days; or

      (b)   the institution by or against the Company of any proceedings under the United States Bankruptcy Code or any other federal or state bankruptcy, reorganization, receivership, insolvency or other similar law affecting the rights of creditors generally.

Upon the occurrence of an Event of Default, the Holder shall have then, or at any time thereafter, all of the rights and remedies afforded by the Uniform Commercial Code as from time to time in effect in the State of Delaware or afforded by other applicable law.

(e)   <u>No Set-Off</u>. All payments by the Company under this Note shall be made without set-off or counterclaim and be without any deduction or withholding for any taxes or fees of any nature, unless the obligation to make such deduction or withholding is imposed by law.

(f)   <u>General</u>.

      f.1   <u>Transfers; Successors and Assigns</u>.

      (i)   This Note, and the obligations and rights of the parties hereunder, shall be binding upon and inure to the benefit of the Company, the holder of this Note, and their respective heirs, successors and assigns; provided, however, that the Company may not transfer or assign its obligations hereunder, by operation of law or otherwise, without the consent of the Requisite Holders; and provided further that the Holder may not transfer or assign its rights hereunder, by operation of law of otherwise, except to an Affiliate, without the consent of the Company.

      (ii)   Notwithstanding anything else in this Note to the contrary, the right of any Holder (or transferee) to receive principal or interest payments under this Note may be transferred only through the surrender of the current Note and reissuance of a new note by the Company pursuant to the provisions of this paragraph. The foregoing language is intended to cause the Note to be in "registered form" as defined in Treasury Regulations Sections 5f.103-1(c) and 1.871-14(c) and shall be interpreted and applied consistently therewith.

      f.2   <u>No Rights or Liabilities as Stockholder; No Personal Liability</u>. This Note does not by itself entitle the Holder to any voting rights or other rights as a stockholder of the Company. In the absence of conversion of this Note, no provisions of this Note, and no enumeration herein of the rights or privileges of the Holder, shall cause the Holder to be a stockholder of the Company for any purpose. Holder agrees that no stockholder, director or officer of the Company shall have any personal liability for the repayment of this Note.

      f.3   <u>Amendment</u>. This Note may be amended or modified, or compliance with any term, covenant, agreement, condition or provision set forth herein may be omitted or waived, either generally or in a particular instance and either retroactively or prospectively, upon written consent of the Company and the Requisite Holders.

f.4   Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on their signature pages to the Purchase Agreement, or to such e-mail address, facsimile number or address as subsequently modified by written notice given in accordance with this Section f.4. If notice is given to the Company, a copy shall also be sent to Goodwin Procter LLP, The New York Times Building, 620 Eighth Avenue, New York, NY 10018, Attn: Kristopher Brown, Esq. and Daniel Goldberg, Esq., which copy shall not constitute notice.

f.5   Severability. If one or more provisions of this Note are held to be unenforceable under applicable law, such provision shall be excluded from this Note and the balance of the Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

f.6   Governing Law. This Note and the obligations of the Company hereunder shall be governed by and interpreted and determined in accordance with, the laws of the General Corporation Law of the State of Delaware as to matters within the scope thereof, and as to all other matters shall be governed by, and construed in accordance with, the internal laws of the State of New York (excluding the laws and rules of law applicable to conflicts or choice of law).

[Signature on following page]

ACTIVE/103562457.1

IN WITNESS WHEREOF, the parties have executed this agreement as of __[INVESTMENT DATE]_____.

Investment Amount: $[AMOUNT]_____

COMPANY:

3C Bio, Inc._____

Founder Signature
_____

Name: [FOUNDER NAME]_____

Title: [FOUNDER TITLE]_____

Read and Approved (For IRA Use Only):

SUBSCRIBER:

[ENTITY NAME]_____

Investor Signature

By: _____   By:_____

Name: [INVESTOR NAME]_____

Title: [INVESTOR TITLE]_____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited